UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 13)*

DryShips Inc.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y2109Q705
(CUSIP Number)

William S. Haft Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1-212-506-3740
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	Y2109Q705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SPII Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

72,421,515

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

72,421,515

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,421,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

81.4%(1)

14.	TYPE OF REPORTING PERSON

CO

 (1) Calculation based on 88,972,252 Common Shares (defined below) outstanding as of December 7, 2018.

CUSIP No.	Y2109Q705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

George Economou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*72,421,515

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*72,421,515

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*72,421,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

81.4%(1)

14.	TYPE OF REPORTING PERSON

IN

*	Mr. Economou may be deemed to beneficially own SPII Holdings Inc., and may thereby be deemed to beneficially own the 72,421,515 Common Shares owned by SPII Holdings Inc.

(1)	Calculation based on 88,972,252 Common Shares outstanding as of December 7, 2018.

CUSIP No.	Y2109Q705

This Amendment No. 13 ("Amendment No. 13") amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") by SPII Holdings Inc., Sierra Investments Inc., Mountain Investments Inc., and Mr. George Economou on September 5, 2017 (the "Original Schedule 13D"), as amended on October 6, 2017 ("Amendment No. 1"), March 15, 2018 ("Amendment No. 2"), May 16, 2018 ("Amendment No. 3"), June 11, 2018 ("Amendment No. 4"), June 18, 2018 ("Amendment No. 5"), August 21, 2018 ("Amendment No. 6,"), September 4, 2018 ("Amendment No. 7"), September 19, 2018 ("Amendment No. 8"), October 1, 2018 ("Amendment No. 9"), November 8, 2018 ("Amendment No. 10"), November 19, 2018 ("Amendment No. 11"), and November 27, 2018 ("Amendment No. 12," and the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, and Amendment No. 12, when taken together, are the "Initial Statement").

Item 1.	Security and Issuer

This Amendment No. 13 relates to the common shares, par value $0.01 per share (the "Common Shares") of DryShips Inc., a Marshall Islands corporation (the "Issuer"). The address of the principal executive office of the Issuer is 109 Kifissias Avenue and Sina Street, 151 24, Marousi, Athens, Greece.

Item 2.	Identity and Background
(a),(f)
This Amendment No. 13 is being filed by SPII Holdings Inc., a Marshall Islands corporation ("SPII") and Mr. George Economou, a citizen of Greece ("Mr. Economou," and, together with SPII, the "Reporting Persons").

(b)
The address of the principal place of business of SPII is c/o Mare Services Limited, 5/1 Merchants Street, Valletta VLT, 1171, Malta.

Mr. Economou's correspondence address is 109 Kifissias Avenue and Sina Street, 151 24, Marousi, Athens, Greece.

(c)	The principal business of SPII is acting as an investment holding company. Mr. Economou is the Chairman and Chief Executive Officer of the Issuer.

The name, citizenship, present principal occupation or employment and business address of each executive officer or director of SPII is set forth below.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Mare Services Limited	Sole Director/Secretary	Mare Services Limited is a Maltese corporation, and its principal business address is 5/1 Merchants Street, Valletta VLT, 1171, Malta.

Dr. Adriano Cefai	President/Treasurer	Mr. Cefai is a citizen of Malta. Mr. Cefai's principal occupation is attorney at law, and his principal business address is 5/1 Merchants Street, Valletta VLT, 1171, Malta.

(d), (e)
None of the Reporting Persons nor any executive officer or director of the Reporting Persons listed above, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating act ivities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
There are no changes to Item 3 from the Initial Statement.

Item 4.	Purpose of Transaction
In October 2018, the Issuer's Board of Directors approved a share repurchase program, pursuant to which the Issuer is authorized to purchase up to $50 million of its Common Shares over a 12-month period (the "Repurchase Program").
In connection with the Repurchase Program, as of December 7, 2018, the Company's total number of outstanding Common Shares decreased to 88,972,252  from the total number of 90,084,631 outstanding Common Shares as of November 27, 2018.
There are no other changes to Item 4 from the Initial Statement.

Item 5.	Interest in Securities of the Issuer

(a)-(c)
As of December 7, 2018, the Issuer had 88,972,252 Common Shares outstanding. Based upon the foregoing, as of the date hereof, the Reporting Persons may be deemed to beneficially own the Common Shares set forth below:

		Voting			Dispositive
Names	Percentage of Common Shares Beneficially Owned	Sole	Shared		Sole	Shared
SPII	81.4%	0	72,421,515		0	72,421,515
Mr. Economou	81.4%	0	72,421,515	(1)	0	72,421,515	(1)

(1) Mr. Economou may be deemed to beneficially own SPII, and may thereby be deemed to beneficially own the 72,421,515 Common Shares owned by SPII.

Except as described above, no other Common Shares are beneficially owned by the persons named in Item 2 of this Amendment No. 13.

Except as described herein, there have been no other transactions by the Reporting Persons in the Common Shares during the past 60 days.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Shares reported in this Amendment No. 13.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in the Initial Statement, the Reporting Persons do not have any other contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Exhibit A.  Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 2018
(Date)

SPII HOLDINGS INC.

BY: MARE SERVICES LIMITED

By:	/s/ Dr. Renato Cefai
	Name: Title:	Dr. Renato Cefai Director of Mare Services Limited

GEORGE ECONOMOU*

/s/ George Economou
(Signature)

* The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A dated December 7, 2018 relating to the Common Shares, par value $0.01 per share, of DryShips Inc. shall be filed on behalf of the undersigned.

SPII HOLDINGS INC.

BY: MARE SERVICES LIMITED

By:	/s/ Dr. Renato Cefai
	Name: Title:	Dr. Renato Cefai Director of Mare Services Limited

GEORGE ECONOMOU

/s/ George Economou
(Signature)